Steven Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

August 12, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted July 2, 2014

CIK No. 0001595097

Ladies and Gentlemen:

On behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated July 29, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s confidential draft Registration Statement on Form S-1, submitted on July 2, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting to the Staff today an amended draft of the Registration Statement (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted for filing or will confidentially file each exhibit that is currently available to the Company with the Amendment or a subsequent amendment, as applicable, and acknowledges that the Staff may have further comments upon examination of these exhibits. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

August 12, 2014

2.	Please file the March 27, 2014 merger agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted the merger agreement as an exhibit to the Amendment.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully advises the Staff that it will supplementally deliver to the Staff proofs of all graphic, visual or photographic information prior to use in a printed prospectus to the extent the Company uses such materials. At this time, the Company does not expect that there will be any such materials used in connection with the Registration Statement.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that at this time it has not provided, and does not intend to provide, potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on 5(d) of the Securities Act. The Company further advises the Staff that no broker-dealer has published or distributed research reports in reliance on Section 2(a)(3) of the Securities Act.

August 12, 2014

5.	Please address the following with respect to the reverse acquisition:

•	Provide a complete analysis of your accounting treatment with references to the technical guidance upon which you relied. Clarify in the filing if you accounted for the reverse acquisition as a business combination or a recapitalization.

•	Since the private placement occurred simultaneously with the reverse merger, please address the appropriateness of JB Therapeutics being the accounting acquirer considering the total shares outstanding after the private placement.

•	If you accounted for the reverse acquisition as a business combination, please consider the need for pro forma information pursuant to Article 11 of Regulation S-X.

•	Please include the financial statements for Corbus Pharmaceuticals Holdings, Inc. for the period ended June 30, 2014, including a Statement of Shareholders’ Equity. If the reverse acquisition is accounted for as a business combination, include the financial statements for the two years ended December 31, 2014.

•	Retroactively restate the shares outstanding in the historical financial statements of JB Therapeutics to reflect the shares issued in the reverse merger, revise the earnings per share, and any equity issuances taking into consideration the exchange ratio.

Response: The reverse acquisition was accounted as a recapitalization instead of a business combination. Please note that Corbus Pharmaceuticals Holdings, Inc. (“Corbus”) was specifically formed for the purpose of effecting the fund raising transactions completed in April and May 2014 and it had no prior business operations. In determining that the transaction was a recapitalization, the Company applied the guidance contained in ASC 805-10-55-12 and 13, ASC 805-40-25 and ASC 805 -10-20 in arriving at its conclusion.

The Company first determined that JB Therapeutics, Inc. (“JB Therapeutics”) was the accounting acquirer in the transaction by applying the guidance in ASC 805-10-55-12 and 13 as follows:

•	The owners of JB Therapeutics retained a 35% voting rights interest in the combined entity, the owners of Corbus prior to the merger retained a 24% interest in the combined entity following the merger and investors in the private placement received a 41% voting rights ownership interest in the combined entity. Although the largest post combination ownership group is the investors in the private placement, they do not represent an organized group. The largest organized group of ownership interests is the former owners of JB Therapeutics.

August 12, 2014

•	The board of directors of the combined entity is comprised by a majority of JB Therapeutics directors and the management of the combined entity is comprised solely of the JB Therapeutics management group.

•	Finally, the relative size of JB Therapeutics is larger than Corbus in that Corbus had no net monetary assets.

For these reasons, the Company concluded that JB Therapeutics represented the accounting acquirer in the transaction and Corbus represented the accounting acquiree.

The Company then applied the guidance in ASC 805-40-25 which requires that the accounting acquiree meet the definition of a business to recognize the reverse acquisition as a business combination. ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Corbus had no operations prior to the reverse acquisition and therefore lacked the integrated set of activities necessary to operate as a business. Corbus was essentially a shell company and the existing business of JB Therapeutics became the operations of the resulting company after the merger transaction.

The Company has expanded the disclosure on page F-6 to clarify that the transaction was accounted for as a recapitalization.

The Company has included financial statements for the six months ended June 30, 2014 that include a Statement of Stockholders Equity and has retroactively restated the shares outstanding in the historical financial statements of JB Therapeutics to reflect the shares issued in the reverse merger and the Company has revised earnings per share, and any equity issuances for the exchange ratio.

August 12, 2014

Prospectus Summary
Overview, page 1

6.	We note your disclosure that your product candidates treat “orphan” diseases with clear unmet medical needs. “Orphan” has a specific meaning in the FDA regulations, and your product candidates have not yet received orphan designation from the FDA. As such, you should revise disclosure here and throughout the prospectus as applicable to remove any possible inference that your product candidates have been granted orphan designation. You may retain disclosure indicating that you intend to seek such designation and an explanation of the process and benefits if granted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures and removed the word “orphan” from all disclosures other than where the Company indicated that it intends to seek such designation.

Our Pipeline, page 2

7.	In footnote or narrative disclosure to the pipeline chart on this page, you should disclose the identity of the entity that conducted pre-clinical and Phase 1 safety trials for Resunab and when these trials were conducted. Please additionally disclose, if true, that you expect to rely on data from these Completed Phase 1 studies in order to file your INDs and launch directly into Phase 2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 in response to the Staff’s comment.

Risk Factors

"Our cash or cash equivalent will only fund our operations for a limited time...," page 9

8.	You should disclose in this section your total outstanding debt, of which $169,000 is currently in default. Describe the risks, if any, pertaining to the effects that your current default could have on your ability to secure additional financing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation, page 37

9.	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

August 12, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises that there will not be an offering price for the Registration Statement since the Company is not offering any securities. The fair value of each of the equity issuances is disclosed in Management’s Discussion and Analysis of Financial Condition and Analysis on pages 39-40.

10.	Please revise your disclosure to state that the valuations are highly subjective and that you will no longer be required to estimate the fair value of your common shares underlying new equity awards once those shares begin trading.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 in response to the Staff’s comment.

11.	Please revise the Stock Compensation section to discuss the equity issuances of the registrant. Please disclose the valuation methods used and the nature of materials assumptions for valuations performed since inception.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 in response to the Staff’s comment.

Business

Overview, page 41

12.	Please expand the discussion to include general development of your business and any predecessor(s) during the past five years pursuant to Item 101(a) of Regulation S-K. In this regard, we note your disclosure on page 9 that you have been engaged in developing Resunab since 2009. Please describe your reverse merger and the extent of JB Therapeutics, Inc.’s operations and business prior to the merger. The discussion should include any material research and development carried on by JB Therapeutics relating to Resunab prior to the merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 in response to the Staff’s comment.

Effect of Resunab in Fibrotic Disease Animal Models, page 47

13.	Please explain in greater detail how you were able to translate the effects observed in in vivo animal models to ex vivo human models as part of the Resunab mouse study, and disclose whether there are any risks or limitations inherent in such translation. Further, explain the significance of reduced TGF-beta levels to anti-fibrotic/anti-inflammatory activity.

August 12, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

14.	We note your disclosure that the responses observed in the ex vivo model were statistically significant. Please disclose the specific results, how you measured statistical significance, and the related p-values.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

Human Clinical Results to Date, page 47

15.	You disclose that the Phase 1 and Phase 2a clinical trials were conducted by “a prior licensee” developing Resunab. Please identify the licensee and discuss the current status of the prior development program, including the current status of any underlying agreement with the prior licensee.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

16.	In describing the first Phase 1 study, you disclose that there were only 3 patients reporting “treatment related” adverse events, but later disclose that “the relevance to the drug was considered unlikely.” Please reconcile these two characterizations in your disclosure. Please additionally disclose the type of adverse events experienced by these 3 patients.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

17.	We note your disclosure that the adverse events observed in the second Phase 1 study were not “clinically significant.” Please explain what you mean by clinically significant in this context. Please additionally disclose how many patients experienced adverse events and whether any were considered treatment-related.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

August 12, 2014

18.	Regarding the completed Phase 2a trial, please disclose, if true, that you may not rely on the efficacy results discussed here to support your current clinical program, as the Phase 2a trial was designed to measure reduction in pain while your future studies will have completely different efficacy endpoints.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 in response to the Staff’s comment.

Clinical Development Plan

Overview, page 48

19.	In the first paragraph on this page, please briefly describe the requirements for fast-tract designation. Please additionally disclosure the other, specific pathway(s) for “accelerated approval” referred to in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 in response to the Staff’s comment.

Intellectual Property, page 49

20.	We note your disclosure that you have submitted 3 new patent applications for Resunab. You should additionally disclose information regarding your material issued patents, if any, granted under the assignment of the intellectual property from Dr. Burstein. In describing any such issued patents, you should discuss the nature of the property covered, the protection afforded, jurisdiction, and date of expiration. If you do not currently hold any material issued patents, you should so disclose.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment.

21.	Please describe the material terms of any underlying assignment agreement that you have with Dr. Burstein, and file it as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment. The Company will file the assignment agreement as an exhibit to the Registration Statement prior to the effectiveness of the Registration Statement. Please refer to the Company’s Response #1.

August 12, 2014

Management, page 58

22.	Please disclose Dr. Tepper’s principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on in accordance with Item 401(e)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 in response to the Staff’s comment.

23.	Please explain how Dr. Zurier joined Corbus Pharmaceuticals in 2009. For example, if you refer to a predecessor company to Holdings prior to the 2014 reverse merger (i.e. JB Therapeutics, Inc.), you should clarify your disclosure. Please make a similar clarification where you reference Corbus Pharmaceuticals in Mr. Moran’s biography.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 in response to the Staff’s comment.

Principal Stockholders, page 69

24.	It appears that there are several selling stockholders included in the table on page 78 that beneficially own greater than 5% of your outstanding shares of common stock but that do not appear in the principal stockholder table on this page. Please reconcile this discrepancy in your disclosure or explain to us the basis for the exclusion of such stockholder from the principal stockholder table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 in response to the Staff’s comment.

Selling Stockholders, pages 77-81

25.	You disclose that the selling stockholders listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them unless otherwise indicated. Many of the selling stockholders in the table are entities rather than natural persons. For all selling stockholders that are not natural persons, please identify the person or persons who have voting or investment control over the company’s securities that the entity owns in footnotes to the table. We refer you to Questions 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79-85 in response to the Staff’s comment.

August 12, 2014

26.	Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Additionally, for those selling stockholders that are affiliates of broker-dealers, please advise us as to whether:

•	each seller purchased the securities in the ordinary course of business; and

•	at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please additionally include this disclosure in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises, to the Company’s knowledge, all securities purchased by broker-dealers or affiliates of broker-dealers were purchased by such purchasers in the ordinary course of business and at the time of purchase, such purchasers did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities. The disclosure in the Amendment has been revised on page 79 in response to the Staff’s comment.

In addition, the Company hereby advises the Staff that the section entitled “Plan of Distribution” contains disclosure stating that selling stockholders may be deemed underwriters in the offering of their securities.

Notes to Unaudited Condensed Financial Statements
11. Subsequent Event, page F-12

27.	You state in “Merger Agreement” on page 4 that in connection with the Merger, holders of outstanding options of JB therapeutics received, in substitution for such options, options to purchase an aggregate of 905,334 shares of your common stock with exercise prices ranging from $0.11 to $0.17 per share. Please update the subsequent event footnotes on pages F-12 and F-30. In addition, it does not appear that Item 15 on page II-3 has properly reflected all option issuances. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has supplemented the subsequent event footnote on page F-33 and revised the disclosure on page II-3 based on the Staff’s comment. The Company has included interim financial statements for the six months ended June 30, 2014, and since the merger occurred during this period, the subsequent event footnote on Page F-12 included in the interim financial statements for the three months ended March 31, 2014 was removed and thus this revision is no longer applicable.

August 12, 2014

Notes to Financial Statements
3. Significant Accounting Policies
Research and development expenses, page F-19

28.	Please explain your basis for netting revenue under the SIBR research grant against research and development expenses, as disclosed on page 39. Refer us to the authoritative literature upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company received a U.S SBIR grant that reimbursed the Company for certain expenditures associated with a sponsored research agreement. The Company has no intent of establishing a business generating recurring revenue from government grants and thus came to the conclusion that these payments should be reflected as a reduction of research expense. There is no authoritative accounting literature on this subject, however, on October 16, 1979 the AICPA issued an Issues Paper covering government grants. The AICPA’s Issues Paper noted in Section 39 that grants related to current expenses should be reflected as a reduction of current expense.

Also ASC 958 (issued for not-for-profit entities) states "Normally, government grants are recognized as income or as a negative expense. Government grants should be recognized in the income statement on a systematic basis over the periods which they are intended to benefit. It is not appropriate to credit government grants received directly to equity. Thus, grants that relate to revenues should be recognized in the same period as the related revenues are reflected; grants that relate to current expenses should be reflected as reductions of the related expenses in the period in which they are reported (for example, reimbursements of interest costs should be reported as reductions of related interest expense in the period the interest is accrued).

The Company has modified the disclosure on page F-22 to state that the Company records the reimbursement of research expenses from research grants as a reduction of Research and Development Expense on the Statement of Operations based on the Staff’s comment.

August 12, 2014

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2476 or Christine Boyle at (973) 422-6755.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:	Sean Moran

Mark Tepper